Exhibit 23.3 - Consent of Independent Auditors







We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3, No. 33-______) and related Prospectus of Equitable of Iowa Companies and Equitable of Iowa Companies Capital Trust for the registration of $300,000,000 of debt securities, preferred stock, common stock and warrants of Equitable of Iowa Companies and Preferred Securities of Equitable of Iowa Companies Capital Trust and to the incorporation by reference therein of our report dated February 7, 1996, with respect to the consolidated financial statements and schedules of Equitable of Iowa Companies and sub-sidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.


                                             /s/ Ernst & Young LLP


Des Moines, Iowa
March 20, 1996